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                                                       U. S. SECURITIES AND EXCHANGE COMMISSION
FORM 5
[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.                   Washington, D.C. 20549
     See instruction 1(b).
[  ] Form 3 Holdings Reported.                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[  ] Form 4 Transactions Reported.
                              Filed pursuant to Section 16(a) of  the Securities Exchange Act of  1934, Section 17(a) of the Public
                                   Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of           2. Issuer Name and Ticker or Trading Symbol               6.  Relationship of Reporting Person to
   Reporting Person*                                                                           Issuer (Check all applicable)
                                 LabOne, Inc. (LABS)
                                                                                           X   Director        X  10% Owner
--------------------------------------------------------------------------------          ---                 ---
(Last)   (First)   (Middle)      3. IRS or Social Security    4.  Statement for                Officer        ___ Other
                                    Number of Reporting            Month/Year             ---  (give title        (specify
Grant, William D.                   Person (Voluntary)             12/1999                      below)             below)

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          (Street)                                            5.  If Amendment, Date of   7. Individual or Joint/Group Filing
                                                                  Original (Month/Year       (Check applicable line)
                                                                                           X   Form filed by One Reporting
One Ward Parkway, Suite 130                                                               ---  Person
                                                                                          ___  Form filed by More than One
                                                                                               Reporting Person
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(City)    (State)    (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Kansas City, Missouri 67112
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

1. Title of Security     2.  Trans-     3.  Trans-     4.  Securities Acquired (A)  5. Amount of      6.  Ownership   7.  Nature of
   (Instr. 3)                action         action         or Disposed of (D)          Securities         Form:           Indirect
                             date:          Code           (Instr. 3, 4 and 5)         Beneficially       Direct          Beneficial
                             (Month/        (Instr. 8)                                 Owned at           (D) or          Ownership
                             Day/                                                      End of Issuer's    Indirect        (Instr. 4)
                             Year)                                                     Fiscal Year.       (I)
                                                                                       (Instr. 3          (Instr. 4)
                                                                                       and 4)
                                                       -------------------------

                                                       Amount   (A) or   Price
                                                                (D)
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Common Stock             6/1/99             A           823     A

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Common Stock             12/23/99           G           500     D                      103,122            D
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Common Stock                                                                         1,576,090            I               (1)
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* If the Form is filed by more than one Reporting Person, see instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                         (Print or Type Responses)                Page 1 of 2


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FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of   2.Conver-  3.Trans-  4.Transac-  5.Number of  6.Date        7.Title      8.Price of   9.Number    10.Owner-   11.Nature
  Derivative   sion or    action    tion Code   Derivative   Exercisable   and Amount   Derivative   of Deriv-    ship        of In-
  Security     Exercise   Date      (Instr. 8)  Securities   and           of           Security     ative        Form of     direct
  (Inst. 3)    Price of   (Month/               Acquired     Expiration    Underlying   (Instr. 5)   Securities   Deriv-      Bene-
               Deriv-     Day/                  (A) or       Date          Securities                Beneficial-  ative       ficial
               ative      Year)                 Disposed     (Month/Day/   (Instr. 3                 ly Owned at  Security;   Owner-
               Security                         of (D)       Year)         and 4)                    End of       Direct      ship
                                                (Instr.3,                                            Month        (D) or      (Instr
                                                4, and 5)                                            (Instr. 4)   Indirect     4)
                                                                                                                  (I)
                                                                                                                  (Instr. 4)
                                              ------------------------------------------

                                              (A) (D) Date    Expira-   Title  Amount or
                                                      Exer-   tion Date        Number of
                                                      cisable                  Shares

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Explanation of Responses:  Includes (a) 478,237 shares held by three family trusts for which Mr. Grant, as co-trustee, shares voting and investment power with UMB Bank, N.A.; (b) 295,158 shares held by two family trusts as to which Mr. Grant has the right to direct the voting and disposition of such  shares and therefore shares  voting and investment powers with the trustee,  UMB Bank, N.A.  and
(c) 52,034 shares owned by Mr. Grant's wife, as to which Mr. Grant disclaims beneficial ownership.   Does not  inlcude 60,649 shares
held by a family trust for Mr. Grant's niece, for which Mr. Grant, as co-trustee, shares voting and investment power with  UMB Bank,
N.A., as to which shares Mr. Grant does not have a penuniary interest.




                                          /s/ William D. Grant by Randy Shelton as attorney-in-fact     February 8, 2000
                                          ---------------------------------------------------------     ----------------
                                          William D. Grant by Randy Shelton as attorney-in-fact               Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                                                                         Page 2 of 2

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